UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Corning Natural Gas Holding Corporation
(Name of Issuer)
Common Stock, $.01 par value per share
(Title of Class of Securities)
219387107
(CUSIP Number)
Deborah J. McLean Nixon Peabody LLP 1300 Clinton Square Rochester, New York 14604 Telephone: 585-263-1307
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 23, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. 219381100 Page 2
1	NAME OF REPORTING PERSONS Michael I. German
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 496,379 shares
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 496,379 shares
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 496,379 shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.60%**
14	TYPE OF REPORTING PERSON IN

* Consists of 438,443 shares of common stock owned and 57,936 shares of Series B Convertible Preferred Stock which are currently convertible into common stock on a 1:1 basis.

**Calculated based on the 496,379 shares of common stock beneficially owned by Reporting Person, divided by the 2,474,263 currently outstanding shares of common stock plus the 57,936 shares of common stock beneficially owned upon conversion of the shares of Series B Convertible Preferred Stock owned by Reporting Person.

CUSIP No. 219387107 SCHEDULE 13D Page 3

Item 1. Security and Issuer.

This Amendment No. 6 to Schedule 13D relates to shares of the common stock of Corning Natural Gas Holding Corporation (the “Holding Company”), a New York corporation with offices at 330 West William Street, Corning, New York 14830. This Amendment No. 6 amends the Schedule 13D, as amended, of Michael I. German, as the Reporting Person, which was first filed with respect to Corning Natural Gas Corporation ("Corning Gas"). Effective November 12, 2013, all of the outstanding shares of Corning Gas were exchanged for shares of the Holding Company and Corning Gas became a wholly owned subsidiary of the Holding Company.

Item 2. Identity and Background.

This Amendment No. 6 to Schedule 13D is filed by Michael I. German, President and Chief Executive Officer and a Director of the Holding Company, who has a business address of 330 West William Street, Corning, New York 14830. During the past five years, Mr. German has not been convicted in a criminal proceeding. During the past five years, Mr. German has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding was a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3. Source and amount of Funds or Other Consideration.

Mr. German used personal funds in the amount of $1,202,172 to purchase the 57,936 shares of Series B Convertible Preferred Stock.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented as follows:

In connection with a subscription rights offering by the Holding Company whereby the Holding Company distributed one subscription right for each share of the Holding Company’s common stock held of record on April 14, 2016, Mr. German exercised rights to purchase 2,588 shares of the Holding Company’s 6% Series A Cumulative Preferred Stock at $25.00 per share, and 57,936 shares of the Holding Company’s Series B Convertible Preferred Stock at $20.75 per share. Each share of the Series B Convertible Preferred Stock is convertible at any time prior to one share of common stock.

Item 5. Interest in Securities of the Issuer

(a) Mr. German beneficially owns 496,379 shares of the common stock of the Holding Company, including the 57,936 shares of Series B Convertible Preferred Stock which is currently convertible into 57,936 shares of common stock, constituting 19.60% of the outstanding shares based on 2,474,263 shares of common stock outstanding as of June 20, 2016, plus the shares issuable upon conversion of Mr. German’s shares of Series B Convertible Preferred Stock.

(b) Mr. German has the sole power to vote and to dispose of 496,379 shares of common stock beneficially owned by him (the Series B Convertible Preferred Stock has limited voting rights prior to its conversion to common stock).

(c) As of June 20, 2016, Mr. German directly and indirectly, exercised subscription rights to purchase 2,588 shares of the Holding Company’s 6% Series A Cumulative Preferred Stock, which are subject to mandatory redemption on September 30, 2023, and 57,936 shares of the Holding Company’s Series B Convertible Preferred Stock, which are subject to mandatory redemption on September 30, 2026, if not previously converted into common stock.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2016 /s/ Michael I. German

Michael I. German